

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Jose Luis Cordova
Chief Executive Officer
Astrea Acquisition Corp.
55 Ocean Lane Drive, Apt. 3021
Key Biscayne, FL 33149

> **Re: Astrea Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 22, 2021**
> **File No. 001-39996**

Dear Mr. Cordova:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 22, 2021

Risk Factors
The Tax Receivable Agreement will require us to make cash payments to certain of the Pre-Closing Holders, page 62

1. We note the disclosure that you will be required to make a lump-sum cash payment to all the TRA Holders under the Tax Receivable Agreement, in certain early termination events, at the option of certain TRA Holders, which could be material. Please expand your disclosure to describe the key provisions and early termination events.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Description of the Business Combinations, page 156

2.   Your response to prior comment 13 states that HotelPlanner.com meets the definition of a VIE because the equity holders as a group will lack the power to direct the activities that most significantly impact the entity's performance. However, as noted in our prior comment, the majority equity holders of HotelPlanner.com will be members of senior management and the board of directors of Astrea. Tell us how the involvement of individuals that hold an interest in HotelPlanner.com in these roles was considered in your analysis. In addition, explain the roles of management and the board in directing the activities of HotelPlanner.com after the merger transaction.

3.   We note from your response to prior comment 13 that the decisions that most significantly impact the economic performance of HotelPlanner.com are those that relate to its core operations. Tell us more about this assessment and your conclusion that providing customers a platform to book or reserve hotels is the activity that most significantly impacts HotelPlanner.com's economic performance.

4.   Your response to prior comment 13 states that the existing owners of HotelPlanner.com and Reservations.com will hold approximately 68% to 76% of both the voting power of and economic rights in Astrea. Tell us whether there is any relationship between these entities that would require evaluation of their interest on a combined basis. In addition, tell us more about your assessment of the kick-out rights and substantive rights of the existing owners of HotelPlanner.com and Reservations.com.

Management's Discussion and Analysis of Financial Condition and Results of Operations of HotelPlanner.com
Non-GAAP Financial Measures, page 216

5.   We note your response to prior comment 17. Tell us why you believe the PPP loan forgiveness income of $1.4 million recognized in 2021 should be added back to arrive the Adjusted EBIDTA for 2020, given that you indicate PPP loan forgiveness does not relate to your core business operations.

General

6.   We note your diagram of the combined Company following the Closing of the Business Combination on pages 6-7. Please revise your organizational diagram to include interim and maximum redemption scenarios.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey M. Gallant, Esq.